Exhibit 4.7(a)

GENETRONICS BIOMEDICAL CORPORATION
11199 Sorrento Valley Road
San Diego, CA 92121-1334

July 14, 2003

Catalyst Capital, LLC
4001 S. Decatur Blvd.
#37-560, Las Vegas
NV 89103

Attention:

Dear Sirs:

Amendment to Financial Consultant Agreement

We refer to the financial consultant agreement (the “Agreement”) between Genetronics Biomedical Corporation (the “Company”) and Catalyst Capital LLC (the “Consultant”) dated October 3, 2002.  All capitalized terms used herein but not defined in this amending agreement have the meanings given to them in the Agreement.

Section 5(a) of the Agreement provides that the Company agrees to pay to the Consultant a Consulting Fee of Seventy Five Thousand Dollars ($75,000) in accordance with the terms of the Agreement.  Pursuant to the structuring of a financing and further negotiation between the parties, the parties wish to amend section 5(a) of the Agreement to reflect that the Company agrees to pay to the Consultant a one – time flat fee of Fifty Thousand Dollars ($50,000).

In consideration of the agreements referred to herein, the parties agree to amend section 5(a) of the Agreement by deleting the following from the second line “Seventy Five Thousand Dollars ($75,000)” and replacing it with “Fifty Thousand Dollars ($50,000)” payable in shares of common stock of the Company, the value of which is based on a ten day trading average prior to closing the Financing.

Except as amended herein, the Agreement remains in full force and effect in accordance with its original terms and conditions.

This agreement shall be construed and interpreted in accordance with the laws of the State of Nevada.

Please confirm your acceptance of these amendments by signing and returning to us the duplicate of this letter attached herewith.  Thank you.

GENETRONICS BIOMEDICAL CORPORATION

By:	/s/ James L. Heppell
Name:	James L. Heppell
Title:	Chairman

CATALYST CAPITAL LLC

By:	/s/ Kiran Sidhu
Name:	Kiran Sidhu
Title:	Managing Member